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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

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                                                           SEC FILE NUMBER
                                                           1-14168

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                                                           CUSIP NUMBER
                                                            Pending

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                           NOTIFICATION OF LATE FILING

     (Check One): Form |_| 10-K  |_| Form 11-K  |_| Form 20-F  |X| Form 10-Q
                  |_| Form N-SAR


                 For Period Ended:  June 30, 2002
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                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR

                 For the Transition Period Ended:
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  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                           Globix Corporation
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Full Name of Registrant



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Former Name if Applicable


                           139 Centre Street
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Address of Principal Executive Office (Street and Number)


                           New York, New York  10013
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|               (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;
                  (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K or
                           Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.








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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company is in the process of completing an independent appraisal of the Company's property, plant and equipment in connection with its implementation of the principles of fresh start accounting set forth in American Institute of Certified Public Accountants Statement of Position No. 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" and, consequently, is unable to file its Quarterly Report on Form 10-Q by the August 14, 2002 deadline.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Gregory P. Leahy, Esq.         (212)                334-8500
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         (Name)                     (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         |X|Yes   |_|No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         |X|Yes   |_|No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The financial statements to be presented in our June 30, 2002 Form 10-Q will be presented in accordance with the principles of fresh start accounting set forth in the American Institute of Certified Public Accountants Statement of Position No. 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP No. 90-7"). As a result of the application of fresh start accounting under SOP No. 90-7 at April 25, 2002 (the effective date of the Company's emergence from bankruptcy), the Company's financial results for the period ended June 30, 2002 will include two different bases of accounting and, accordingly, the operating results and cash flows of the Successor Company (as defined below) and the Predecessor Company (as defined below) will be separately disclosed. For the purposes of the financial statements for periods prior to the Company's emergence from bankruptcy on April 25, 2002, the Company will be referred to as the Predecessor Company. For the purposes of the financial statements for periods subsequent to the Company's emergence from bankruptcy on April 25, 2002, the Company will be referred to as the Successor Company. The Successor Company's financial statements will not be comparable to the Predecessor Company's financial statements.

                  As a result of changes to the carrying value of our tangible and intangible assets in connection with the application of SOP No. 90-7, an estimate of the impact on our results cannot be made without an appraisal of these assets.


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                               Globix Corporation
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                   (Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2002            By:      /s/ Peter K. Stevenson
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                                 Name:  Peter K. Stevenson
                                 Title: President and Chief Executive Officer

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).